

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

<u>Via E-mail</u>
Robyn M. Denholm
Executive Vice President and Chief Financial Officer
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, California 94089

      Re: **Juniper Networks, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 24, 2012
              File No. 1-34501

Dear Ms. Denholm:

We refer you to our comment letter dated July 10, 2012, regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Cecilia Blye

                         Cecilia Blye, Chief
                         Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance